Consent of Independent Registered Public Accounting Firm

To the Board of Directors
China Fire & Security Group, Inc. and Subsidiaries

We consent to the use of our reports dated March 16, 2010, with respect to the consolidated balance sheets of China Fire & Security Group, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which our reports are incorporated in the December 31, 2009 annual report on Form 10-K of China Fire & Security Group, Inc.

/s/ Frazer Frost, LLP (Successor Entity of Moore Stephens Wurth Frazer and Torbet, LLP, see Form 8-K filed on January 7, 2010)

Brea, California
March 16, 2010